Shanda Licenses New MMORPG Dragon Nest

Shanghai, China—December 5, 2007—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced today that it has entered into an agreement with Korean online game developer Eyedentity Games, Inc., an early stage developer founded by a group of online game industry veterans, for the exclusive license to operate the 3D MMORPG Dragon Nest in mainland China.

Dragon Nest is an action-packed online game set in a fantasy world where players can choose to restore world peace by slaying nine dragons or becoming dragons themselves and take on different types of adventures. The game features rich and vivid graphics and a unique combat system.

“We are excited to add another high quality MMORPG to our pipeline of new games,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “We believe the top-notch development team at Eyedentity Games has created an action-packed title with rich graphics that will appeal to Shanda’s extensive user base. Supported by our strong operating platform, we anticipate great success for Dragon Nest in China.”

“We granted Shanda the exclusive license to operate Dragon Nest in China following several visits to the company’s headquarters in Shanghai,” said Lee Eun Sang, Chief Executive Officer of Eyedentity Games. “We were particularly impressed with Shanda’s high-level operating capabilities and history of successful collaborations with Korean game developers. As the leading online game operator in China, Shanda was our first, and we believe, the best choice.”

About Eyedentity Games, Inc.

Eyedentity Games, Inc. is a Korean online game development studio established by renowned industry veterans. The key team members played important roles as core staff for many award-winning game titles including Kingdom Under Fire-The Crusaders, winner of Korean Game Awards; Ninety Nine Nights, winner of Japanese CESA Game of the Future award; and Huxley, runner-up for the E3 2006 Best Online Game by IGN. For more information about Eyedentity Games, please visit http://www.eyedentitygames.com.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NASDAQ:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the Company’s expectations regarding the success of Dragon Nest, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to that Dragon Nest may not be well received by the users and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SNDA/G

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Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Tel: +86-21-5050-4740 (Shanghai)
Email: IR@shanda.com.cn

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